09057511

AB* 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20529

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 08 (MM / DD / YY) AND ENDING 12 / 31 / 08 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky 212 - 314 - 4769
(Area Code -Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name - *if individual, state last, first, middle name*)

(Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark D. Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and Controller

Title

Notary Public

FRANCESCA DIVONE
Notary Public, State of New York
No. 01DI6016725
Qualified in Richmond County
Commission Expires November 30, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or Operations.
- ☒ (d) Statement of Changes in Financial Condition or Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital or Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule lSc3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule lSc3-3.
- ☐ j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule lSc3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2008

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2009

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 45,874,501
Receivable from affiliates	2,509,357
Receivable from sponsors and broker-dealers	5,069,296
Securities owned, at market value	41,412
Deferred acquisition costs, net of accumulated amortization and impairment of $1,691,282	1,596,048
Prepaids and other assets	1,563,064
Total assets	$ 56,653,678
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 1,841,072
Payable for concessions, commissions and fees	7,634,153
Securities sold, not yet purchased	22,865
Deferred revenue	7,641,864
Other liabilities	3,159,605
Total liabilities	20,299,559
Member's Capital	
Total member's capital	36,354,119
Total liabilities and member's capital	$ 56,653,678

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF"). The ultimate parent is AXA, a French based holding company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by the AXA Equitable Life Insurance Company ("AXA Equitable"), a wholly owned indirect subsidiary of AXF. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") registered with the Company and AXA Network, LLC ("AXN"), an affiliate.

In December 2006, the Company reached a five-year agreement with LPL Financial Corporation (formerly Linsco Private Ledger, "LPL"), an independent brokerage firm, to secure clearing and certain back-office brokerage services. LPL began providing these services to the Company on August 15, 2007. The agreement will renew automatically for additional twenty-four month terms unless terminated under the conditions of the agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.

Accounting Changes

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 157, "Fair Value Measurements" ("FAS 157"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under FAS 157, fair value measurements are not adjusted for transaction costs. FAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on

earnings. The adoption of FAS 157 did not have an impact on the Company's Statement of Financial Condition.

Revenue Recognition
Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2008 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2008. Fee revenue on advisory accounts are charged to customers quarterly based on their assets under management.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2008 the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2008 include investments in two money market funds totaling $41,791,511. The majority of the Company's cash equivalents are held at two major U.S. financial institutions. Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are reported in the Statement of Financial Condition at market value based upon quoted prices.

Prepaids and Other Assets
Prepaids and other assets includes $1,362,000 of chargebacks to FP's for technology costs billed to the Company by LPL net of an allowance for doubtful accounts of $343,700. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is based on several factors, including a continuous assessment of the aging of each account based on the historical collectability of these receivables.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the parent and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Deferred Acquisition Costs
FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires a long-lived asset group to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Deferred acquisition costs relate to estimated future revenues that arose out of AXF's acquisition of The MONY Group Inc.

("MONY"). No events or changes in circumstances occurred during 2008 that would require an impairment charge.

Deferred Revenue
Deferred revenue includes $7,299,725 related to contractual payments associated with the transfer of the clearing and back-office services to LPL. This revenue will be recognized over the life of the contract. The remaining $342,139 relates to monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client.

Insurance Recoveries
Recoveries of legal settlements and other costs from fidelity bond and other insurance policies are recorded in the period received or determined to be assured.

3. Share-Based Compensation

The employees of the Company participate in various stock option and stock purchase plans sponsored by AXF. AXF accounts for these plans under FASB Statement No. 123 (R), "Share-Based Payment".

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $24,618,495 which exceeded required net capital of $1,351,780 by $23,266,715 and the Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.

5. Transactions with Affiliates

On August 8, 2008, the Company paid a dividend of $17,000,000 to Holding.

On July 8, 2004, AXF acquired MONY and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company. On that date, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as deferred acquisition costs in the statement of financial condition, was deferred and amortized over the expected future benefit period. The Company's management performed an estimated revaluation of the expected fair value of the assets at December 31, 2006 and as a result recognized an impairment which reduced the net book value to $2,052,048.

In 2008, the Company received concessions and fees of $14,604,799 for the sale of mutual funds offered by its affiliate, AllianceBernstein LP. A receivable of $1,743,100 is included in Receivable from affiliates as of December 31, 2008.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2008, the Company had a receivable of

$153,190 classified within Receivable from affiliates representing the excess paid based on estimated costs to be charged to the Company. At December 31, 2008, the Company also had a payable classified within Payable to affiliates of $1,566,198 to reimburse AXN for commissions paid on behalf of the Company.

6. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the Group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

Receivable from affiliates on the Statement of Financial Condition includes a current federal income tax receivable of $613,067. Payable to affiliates on the Statement of Financial Condition includes a net deferred federal tax liability of $248,151. The gross deferred federal tax asset of $310,449 resulted from temporary deductible differences related to accrued litigation costs and costs accrued in connection with the LPL conversion. The gross deferred federal tax liability of $558,600 resulted from temporary taxable differences related to the purchased estimated renewal revenues of MSC.

The Company has a state and local deferred tax asset of $11,536,000 related to cumulative net operating losses expiring at varying amounts through 2012 for which a full valuation reserve has been recorded. The Company has determined in accordance with the terms of the tax sharing agreement that it is more likely than not that the state and local deferred tax asset will not be realized.

As of December 31, 2008, the Company has no liability for uncertain tax positions under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes".

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2008, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company is also subject to business environment risk to the extent that the financial performance is highly dependent on the environment in which the business operates. Overall, during 2008, the business environment has experienced a decline in assets under management and associated revenues due to the current market conditions. Continued downturns in the market could result in further declines in revenue.

The Company holds $22,865 of short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations on the statement of financial condition at the market values of the related securities at December 31, 2008 and may incur a loss if the market value of the securities increases subsequent to that date.

8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs to be incurred of $1,820,000, included in Other liabilities in the Statement of Financial Condition. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

In conjunction with the Company's agreement with LPL, the Company is obligated to pay minimum fees of $10,000,000 over the first twelve-month period after conversion with increases of $500,000 each succeeding twelve-month period of the five-year agreement. Actual costs exceeded the contract's minimum fees, which include all costs and expenses related to the services to be provided by LPL, including clearing, FP-related technology, back-office and advisory administration.